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                          October 24, 2022

       Stephen Stamp
       Chief Executive Officer
       Midatech Pharma Plc
       1 Caspian Point
       Caspian Way
       Cardiff, CF10 4DQ, United Kingdom

                                                        Re: Midatech Pharma Plc
                                                            Registration
Statement on Form F-3
                                                            Filed October 18,
2022
                                                            File No. 333-267932

       Dear Stephen Stamp:

              This is to advise you that we have not reviewed and will not review your registration statement.

               Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                                                        Please contact Tyler
Howes at 202-551-3370 with any questions.




                          Sincerely,


                          Division of Corporation Finance

                          Office of Life Sciences
       cc:                                              Jason McCaffrey, Esq.